Invesco Actively Managed Exchange-Traded Fund Trust

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

June 27, 2018

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Invesco Actively Managed Exchange-Traded Fund Trust—Request for Withdrawal of Certain Post-Effective Amendments to the Trust’s Registration Statement

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Invesco Actively Managed Exchange-Traded Fund Trust (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-147622 and 811-22148) relating to PowerShares High Income Downside Hedged Portfolio, a series of the Trust (the “Fund”):

Post-Effective Amendment No.	Filing Date	Accession Number
34	April 20, 2012	0001104659-12-026705
34	May 21, 2012	0001104659-12-038674
44	July 23, 2012	0001104659-12-050394
43	July 27, 2012	0001104659-12-051789
53	September 24, 2012	0001104659-12-065043
58	October 10, 2012	0001104659-12-068408
66	November 8, 2012	0001104659-12-075920
73	December 6, 2012	0001104659-12-082394
78	January 4, 2013	0001104659-13-000641
82	February 1, 2013	0001104659-13-006749
87	March 4, 2013	0001104659-13-017146
92	April 3, 2013	0001104659-13-026712
96	May 3, 2013	0001104659-13-037128
97	June 3, 2013	0001104659-13-046321
101	July 2, 2013	0001104659-13-052884
105	August 1, 2013	0001104659-13-058774
110	August 30, 2013	0001104659-13-067411
114	September 30, 2013	0001104659-13-073136
119	October 30, 2013	0001104659-13-079136
122	November 26, 2013	0001104659-13-087081
126	December 23, 2013	0001104659-13-091903
129	January 21, 2014	0001104659-14-003255
133	February 19, 2014	0001104659-14-011349
139	March 20, 2014	0001104659-14-021266
144	April 18, 2014	0001104659-14-028599
149	May 16, 2014	0001104659-14-039671
153	June 13, 2014	0001104659-14-045868
156	July 11, 2014	0001104659-14-051147
159	August 8, 2014	0001104659-14-058682
163	September 5, 2014	0001193125-14-333378
166	October 3, 2014	0001193125-14-362969

169	October 31, 2014	0001193125-14-391189
172	November 28, 2014	0001193125-14-427917
175	December 23, 2014	0001193125-14-451842
178	January 21, 2015	0001193125-15-015761
181	February 19, 2015	0001193125-15-053599
186	March 20, 2015	0001193125-15-099714
188	April 13, 2015	0001193125-15-127492
193	June 11, 2015	0001193125-15-220023
198	July 10, 2015	0001193125-15-249949
201	August 7, 2015	0001193125-15-282405
204	September 4, 2015	0001193125-15-312645
208	October 2, 2015	0001193125-15-336103
211	October 30, 2015	0001193125-15-359368
215	November 27, 2015	0001193125-15-389516
219	December 23, 2015	0001193125-15-411900
223	January 21, 2016	0001193125-16-434467
228	February 19, 2016	0001193125-16-469365
234	March 18, 2016	0001193125-16-509691
238	April 15, 2016	0001193125-16-542520
242	May 13, 2016	0001193125-16-589783
248	June 10, 2016	0001193125-16-618550
251	July 8, 2016	0001193125-16-644124
257	August 5, 2016	0001193125-16-672843
262	September 2, 2016	0001193125-16-700749
269	September 30, 2016	0001193125-16-726892
276	October 28, 2016	0001193125-16-750934
283	November 23, 2016	0001193125-16-776097
288	December 22, 2016	0001193125-16-801413
292	January 20, 2017	0001193125-17-013872
297	February 17, 2017	0001193125-17-047548
304	March 17, 2017	0001193125-17-086630
308	April 13, 2017	0001193125-17-122561
312	May 12, 2017	0001193125-17-168216
316	June 9, 2017	0001193125-17-199667
320	July 7, 2017	0001193125-17-223861
324	August 4, 2017	0001193125-17-248424
328	September 1, 2017	0001193125-17-275186
332	September 29, 2017	0001193125-17-298928
337	October 27, 2017	0001193125-17-322584
341	November 22, 2017	0001193125-17-350255
345	December 21, 2017	0001193125-17-375916
350	January 19, 2018	0001193125-18-014652
355	February 16, 2018	0001193125-18-048016
362	March 16, 2018	0001193125-18-085144
368	April 13, 2018	0001193125-18-116561
373	May 11, 2018	0001193125-18-160540
377	June 8, 2018	0001193125-18-187721

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Fund. No securities have been issued or sold in connection with the Amendments. If you have any questions, please contact Mark Greer at (312) 964-3505. Thank you.

Very truly yours,

Invesco Actively Managed Exchange-Traded Fund Trust

By:	/s/ Anna Paglia
Anna Paglia
Secretary